

Dear Pitney Bowes Employees and Retirees,

I would like to start by thanking each and every one of you for your service to Pitney Bowes, Inc. (NYSE: PBI) ("Pitney Bowes" or the "Company"). Your time at Pitney Bowes has been instrumental in continuing the long legacy of success that the Company has enjoyed. During my time researching the Company, I have been incredibly impressed by the commitment to, and outright love for, Pitney Bowes shared by virtually all of the current and past employees with whom I have spoken. You have been a part of something special, and I hope that the Company continues to be special for many decades to come. Which brings me to the reason for my letter.

Hestia Capital Management, LLC (collectively with its affiliates, "Hestia" or "we") is a top stockholder of Pitney Bowes with ownership of 8.4% of the Company's shares. We have made such a large investment in the Company because we see an incredibly valuable business that suffers from a failed strategy and poor execution. In order to return the Company to the status it once held and reward all stockholders, including yourselves, we are attempting to force the Board of Directors (the "Board") to change course.

In order to do so, we have nominated five highly qualified, independent director candidates for election to Pitney Bowes' nine-member Board at this year's critically important Annual Meeting of Stockholders. The additional letter included in this mailing lays out our case for change and, over the next two weeks, we will be laying out our plan to transform Pitney Bowes. **Our plan and strategy accounts for several value-enhancing initiatives to mitigate financial distress and reach a $15+ stock price over time**.

Our slate intends to replace Mr. Lautenbach with a proven interim Chief Executive Officer, one who has created significant value when leading other turnarounds. Our slate is also committed to cutting excessive corporate costs, prioritizing margin enhancement opportunities within SendTech and Presort, reviewing strategic alternatives for Global Ecommerce and establishing a capital allocation policy that reduces debt and retains the dividend.

We intend to honor your service to Pitney Bowes by restoring the Company to its rightful place as the dominant name in postage and parcel related services, improving the quality of your retirement by increasing the Company's share price and hopefully by increasing the dividend once near-term debt issues are resolved.

We apologize for sending our proxy materials to you belatedly, however, Pitney Bowes did not include you in the initial list of stockholders for this contest. Rest assured, we are advocating for your interests, which we share as fellow stockholders, and will continue to keep you apprised of our efforts.

You can visit www.TransformPitneyBowes.com to learn how to vote for our full slate on the **WHITE** proxy card or **WHITE** voting instruction form. You can also contact our proxy solicitor by calling 212-257-1311 or emailing info@saratogaproxy.com.

PLEASE KNOW THAT YOUR INTERACTION WITH OUR PROXY SOLICITOR AND YOUR VOTING DECISION ARE COMPLETELY CONFIDENTIAL.

Sincerely,
Kurt Wolf
Hestia Capital Management, LLC

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD